CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #03-01 City House, Singapore 068877
Tel: (65) 6877 8228 Fax: (65) 6225 4959
Writer's Tel: (65) 6877 8278

RECEIVED
A 11: 10
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司
CO. REG. NO.: 196300316Z

Our Ref: GCSS-EL/0721/0

07023087

24 April 2007

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America

BY COURIER

SUPPL

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith a copy each of the announcement dated:

- 13 April 2007 (*Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest*);
- 17 April 2007 (*Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest*);
- 19 April 2007 (*Announcement – Scheduled date for release of the First Quarter 2007 Financial Results*); and
- 20 April 2007 (*News Release – Another Addition to CDL's Thomson Land Parcels – Acquisition of Thomson Mansions Site*).

PROCESSED
MAY 0 3 2007
THOMSON
FINANCIAL

Yours faithfully

ENID LING
Manager
(Corporate Secretarial Services)

Encs

cc M/s Coudert Brothers, Hong Kong (without enclosures) (*By Fax Only*)
Ms Catherine Loh

EL/kw

36 Robinson Road
#20-01 City House
Singapore 068877
Tel: 6877 8228
Fax: 6223 2746
www.cdl.com.sg

Notice of Cessation Of Substantial Shareholding *

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	13-Apr-2007 18:10:20
Announcement No.	00145

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	13-04-2007
2.	Name of Substantial Shareholder *	Aberdeen Asset Management Asia Ltd

3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1.	Date of change of [Select Option]	
2.	Name of Registered Holder	
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	
No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1.	Date of change of Interest	12-04-2007
2.	The change in the percentage level	From 5.1550 % To 4.9871 %
3.	Circumstance(s) giving rise to the interest or change in interest	# Others
	# Please specify details	Open market purchases, sales and withdrawal from clients
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	A series of transactions.

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	45,812,388
As a percentage of issued share capital	0 %	5.1550 %
No. of shares held after the change	0	45,347,688
As a percentage of issued share capital	0 %	4.9871 %

Footnotes

Percentages indicated in this notice refer to the percentage of issued ordinary shares of the Company.

% of issued ordinary shares before the change is based on 888,701,504 ordinary shares as at 7 December 2005.

% of issued ordinary shares after the change is based on 909,301,330 ordinary shares as at 12 April 2007.

Attachments:

Total size = **0**
(2048K size limit recommended)

Notice of Cessation Of Substantial Shareholding *

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	17-Apr-2007 18:10:58
Announcement No.	00107

>> Announcement Details

The details of the announcement start here ...

>> PART I

1.	Date of notice to issuer *	17-04-2007
2.	Name of Substantial Shareholder *	Aberdeen Asset Management plc and its subsidiaries (together the "Group") on behalf of the accounts managed by the Group (Refer to Annex A)

3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1.	Date of change of [Select Option]	
2.	Name of Registered Holder	
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	
No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1.	Date of change of Interest	16-04-2007
2.	The change in the percentage level	From 5.9998 % To 4.9734 %

3. Circumstance(s) giving rise to the interest or change in interest

Others

| # Please specify details | Open market sales, purchases, take-on and withdrawal from clients |
| 4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions: | A series of transactions. |

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	54,556,388
As a percentage of issued share capital	0 %	5.9998 %
No. of shares held after the change	0	45,223,188
As a percentage of issued share capital	0 %	4.9734 %

Footnotes

Percentages indicated in this notice refer to the percentage of issued ordinary shares of the Company.

% of issued ordinary shares is based on 909,301,330 ordinary shares.

Attachments:

ANNEX_A.pdf
Total size = **13K**
(2048K size limit recommended)

Close Window

ANNEX A

1. Aberdeen Asset Management Asia Limited
2. Aberdeen Asset Management Limited
3. Aberdeen Asset Management, Inc
4. Aberdeen Asset Managers Limited
5. Aberdeen International Fund Managers Limited
6. Aberdeen Unit Trust Managers Limited
7. Edinburgh Fund Managers plc
8. Aberdeen Asset Management Sdn Bhd
9. Aberdeen Fund Management Limited – formerly known as Deutsche Asset Management Limited
10. Aberdeen Fund Management Ireland Limited

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	19-Apr-2007 17:08:07
Announcement No.	00061

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement – Scheduled date for release of the First Quarter 2007 Financial Results

Description

City Developments Limited will be announcing its first quarter financial results for the 3 months ended 31 March 2007 on 14 May 2007.

By Order of the Board

Shufen Loh @ Catherine Shufen Loh
Enid Ling Peek Fong
Company Secretaries

Date : 19 April 2007

Attachments:

Total size = **0**
(2048K size limit recommended)

Close Window

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	20-Apr-2007 19:49:35
Announcement No.	00233

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	News Release - Another Addition to CDL's Thomson Land Parcels – Acquisition of Thomson Mansions Site
Description	Please find attached the news release issued by City Developments Limited on 20 April 2007.
Attachments:	NewsRelease200407.pdf Total size = **24K** (2048K size limit recommended)

Close Window

CITY
DEVELOPMENTS
LIMITED

NEWS RELEASE

20 April 2007

ANOTHER ADDITION TO CDL'S THOMSON LAND PARCELS – ACQUISITION OF THOMSON MANSIONS SITE

In a strategic move to enhance its presence in the Thomson vicinity, City Developments Limited (CDL) has acquired yet another prime freehold residential site at District 11. Thomson Mansions, an 18-unit apartment block, was purchased for S$30 million (excluding an estimated development charge of $79,000) via an en-bloc tender which secured 100% consensus.

Thomson Mansions is adjoining The Albany, which was purchased by CDL in early 2007. Amalgamating these two sites, along with the state land adjoining The Albany, would allow for a new development with a proposed gross floor area of 208,068 square feet. Under the 2003 Master Plan which indicates a plot ratio of 2.8, the combined site has the potential to yield 160 apartment units averaging 1,400 square feet each, built to a maximum height of 36 storeys.

The total purchase price for both Thomson Mansions and The Albany, with adjoining state land, amounts to S$101.9 million, or S$491 per square foot per plot ratio, including a development charge. This price consideration is comparable to that of CDL's other land parcels in the vicinity: the combined site comprising Concorde Residences, Balestier Court and Bright Building, which were purchased in March 2007, amounted to S$490 per square foot per plot ratio.

The combined site will enjoy a wider frontage with direct access from Thomson Road, and is also poised to reap the extraordinary benefits of the new and future growth cluster around Novena MRT Station. Strategically located in close proximity to a host of shopping, banking, leisure, lifestyle and healthcare facilities, as well as established schools, it is also a short drive away from Orchard Road and the Central Business District, and only minutes from the Pan Island Expressway.

CDL's purchase of Thomson Mansions will further enlarge its land bank portfolio in the Thomson vicinity. With this acquisition, CDL has now has a sizeable plot with a total land area of 314,352 square feet (including adjoining pieces of state land).

The en bloc sale of Thomson Mansions was brokered by Newman & Goh Property Consultants Pte Ltd.

END

For more information, please contact:

Belinda Lee
Senior Manager, Head (Corporate Comms)
City Developments Limited
(Regn No: 196300316Z)
Tel: (65) 6428 9315

Gerry De Silva
Head, Group Corporate Affairs
Hong Leong Group, Singapore
Tel: (65) 6428 9308 / 6438 3110